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0
Filed by Zoran Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Zoran Corporation
Commission File No.: 000-27246
Date: February 21, 2010

February 2011

Safe Harbor Statement
Note on Forward-Looking Statements
Certain statements in this presentation, including, but not limited to, statements regarding the expected benefits and costs of the transaction; the expected timing of the completion of the transaction; any statements of the plans, strategies and objectives of management for future operations; and any statements of assumptions underlying any of the foregoing are forward-looking statements within the meaning of the Private Securities Reform Act of 1995 that are subject to risks and uncertainties that could cause results to be materially different than those discussed in these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the anticipated benefits of the proposed merger may not be realized; that the merger will not be
Consummated; failure to receive regulatory or stockholder approval for the acquisition; risks associated with acquisitions, including the ability to successfully  integrate technologies, employees and operations; diversion of management’s attention and retaining key employees; and other risks detailed from time to time in the reports Zoran files with the Securities and Exchange Commission including Zoran’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended September 30, 2010.  Copies of  reports Zoran files with the SEC are posted on its Website and are available from Zoran without charge.  These  forward-looking statements are not guarantees of future  performance and speak only as of the date hereof, and, except as required by law, Zoran disclaims any obligation to update these forward-looking statements to reflect future events or circumstances
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Important Additional Information and Where You Can Find It
Zoran will file a proxy statement with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction (the “Merger”).  Investors and stockholders are urged to read the proxy statement when it becomes available and any other relevant documents filed with the SEC because they will contain important information regarding CSR PLC, Zoran, the proposed Merger, the persons soliciting proxies in connection with the proposed Merger on behalf of Zoran and the interests of those persons in the proposed Merger and related matters.  Zoran intends to mail the proxy statement to its stockholders as soon as practicable.  Investors and stockholders will be able to obtain a copy of the proxy statement (when available) and other documents filed by Zoran with the SEC free of charge at the
Web site maintained by the SEC at http://www.sec.gov.  In addition, documents filed with the SEC by
Zoran are available free of charge by contacting Zoran Investor Relations (Bonnie McBride,
+1 (415) 454-8898.)
Participants in Solicitation
Zoran, and its directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies from the Zoran stockholders in connection with the proposed Merger and related items.  Information regarding the directors and executive officers of Zoran and their ownership of Zoran’s stock is set forth in Zoran’s proxy statement for Zoran’s 2010 annual meeting of stockholders, which was filed with the SEC on May 8, 2009.  Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Zoran stockholders generally, will be set forth in the proxy statement to be filed in connection with the proposed Merger. Investors may obtain additional information regarding the interests of those participants by reading the proxy statement when it becomes available.

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The Vision
Topics for Discussion
CSR Technology & Markets
Merger Strategic Rationale
Transaction
Summary
Q&A

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Connectivity is Everywhere
Consumer Electronics
are getting connected:
DTVs & STBs
Cameras
Printers

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CSR’s Connected Technology
Bluetooth
Phone to headset
WiFi
802.11
GPS
World class – SIRF

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CSR’s Markets
Handset
Bluetooth, GPS, Combos (WiFi + Bluetooth + GPS)
Nokia, Samsung, RIM
Headset
Bluetooth
#1 in cell phone headsets
Cars
GPS
Bluetooth
Cameras
GPS, WiFi
Canon, Panasonic
GPS
Personal navigation devices
Gadgets

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Connectivity & Consumer Products
DTV & STB
Internet – WiFi
Advanced remote – Bluetooth
Camera
Internet – WiFi
Cloud via phone – WiFi
Geo-tagging – GPS
Printers
WiFi  & WiFi Direct

9 Zoran Proprietary and Confidential – Not For Redistribution Copyright © 2010 Zoran Corporation All Rights Reserved Digital Imaging is Important to Customers Car The “4 Screens” Personal Home Office

10 Zoran Proprietary and Confidential – Not For Redistribution Copyright © 2010 Zoran Corporation All Rights Reserved Home Office Personal Car …and Connectivity and Location Are Synergistic

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Connected cameras near term opportunity
50% CAGR in
BT/GPS/Wi-Fi
connectivity until 2014
50% CAGR in
BT/GPS/Wi-Fi
connectivity until 2014
CSR’s indoor
location technology
takes geotagging
indoors
CSR’s indoor
location technology
takes geotagging
indoors
GPS
Zoran is #1 in digital
camera chips
Zoran is #1 in digital
camera chips
Wi-Fi
A unique combined
offering of image
processing, location
and connectivity
A unique combined
offering of image
processing, location
and connectivity
Location and
connectivity,
combined with
image processing,
drives content
demand
Location and
connectivity,
combined with
image processing,
drives content
demand

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Exciting potential for combined
roadmap:
Wireless video and audio
connectivity in the home
BT-LE into TV and gaming
peripherals (remote controls,
3D glasses)
Exciting potential for combined
roadmap:
Wireless video and audio
connectivity in the home
BT-LE into TV and gaming
peripherals (remote controls,
3D glasses)
Combination of Zoran’s DTV/STB
Technology and CSR connectivity
drives growth
Combination of Zoran’s DTV/STB
Technology and CSR connectivity
drives growth
Solutions for the connected  living room

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Tangible benefits of being bigger
Comments
Expands revenue opportunities
across divisions
Increased purchasing power
Broader portfolio of both end
markets and customers
10th largest fabless
semiconductor company
globally
Source: Zoran, CSR and Microtune company reports
¹ Source: IC insights 2009
2010 CSR + Zoran
Revenue: US$1,242m
Communication
Location
1

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Multiple Market Leading Positions
1 Overall market positions estimated from individual technology market positions in the segments
Silicon Tuner (Cable and Docsis)
Product segments
Market position
¹
Wireless headsets
Camera system chips
Camera connectivity / location
Automotive Bluetooth/GPS
BT Gaming
Enterprise Printer Software (Merchant)
ATSC DTV - US
Handset connectivity
FRC (Frame Rate Conversion)

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0
2
4
6
8
10
12
14
16
18
2010 2014
0
2
4
6
2010 2014
0
2
4
6
8
10
12
2010 2014
Creates a step change in our available market
11.2
6.2
Source: CSR and Zoran
15.3
8.2
+17% CAGR
+16% CAGR
2.0
4.0
+20% CAGR
CSR
Zoran
Combined
Current addressable market ($ billion)
Combined Addressable Markets

CSR – A Global Wireless Leader
Founded:
1999
Headquarters:
Cambridge, UK
Market Capitalization:
$1.3 billion
2010 Revenues:
$0.8 billion
CEO:
Joep van Beurden
# Employees:
>1,400
Locations:
UK, US, Taiwan, Japan,
China, Korea, India,
Denmark, and France
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Transaction Overview
Zoran to merge into CSR
Implied offer price for Zoran of US$13.03 per share, 100% stock consideration
Zoran shareholders will receive 1.85 CSR shares in the form of American
Depositary Shares (“ADS”) for each ordinary Zoran share
Each ADS will represent 4 ordinary CSR Shares
Pro forma ownership of 65/35% for CSR/Zoran
Represents an equity value for Zoran of US$680
*
million
CSR authorized buyback of US$240 million
CSR to assume all of Zoran’s options and RSUs
No change to CSR’s Chairman, CEO or CFO
Dr. Levy Gerzberg, Zoran’s President and CEO, to join the CSR
Board
Completion is expected in the second quarter of 2011
Subject to CSR’s and Zoran’s shareholder and regulatory approvals and other customary closing conditions
* Based on the Closing Price of 434p per CSR Share and a USD/GBP exchange rate of 1.6234 on 18 February 2010 and assuming the exercise of in the money options according to the treasury method.

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Summary
Complementary connectivity and
advanced SoC product portfolios
Part of a larger-scale company
More market opportunities
More personal opportunities
Stay focused:  continue
developing leading products